Horror Hub LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2021

(Unaudited)

Horror Hub, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (0010)	17,306.84
PayPal Account	1,100.73
Savings (0000)	10.00
Total Bank Accounts	**$18,417.57**
Total Current Assets	**$18,417.57**
Other Assets	
Accumulated Amortization	-1,117.96
Organizational Costs	5,473.50
StartUp Costs	18,135.64
Total Other Assets	**$22,491.18**
TOTAL ASSETS	**$40,908.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	7,276.06
Total Credit Cards	**$7,276.06**
Total Current Liabilities	**$7,276.06**
Total Liabilities	**$7,276.06**
Equity	
Owner’s Investment	73,144.10
Retained Earnings	0.00
Net Income	-39,511.41
Total Equity	**$33,632.69**
TOTAL LIABILITIES AND EQUITY	**$40,908.75**

Horror Hub, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (0010)	7,155.54
PayPal Account	17.36
Savings (0000)	10.00
Total Bank Accounts	**$7,182.90**
Total Current Assets	**$7,182.90**
Other Assets	
StartUp Costs	2,498.90
Total Other Assets	**$2,498.90**
TOTAL ASSETS	**$9,681.80**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner’s Investment	0.00
Nathan Bryner	10,000.00
Total Owner's Investment	**10,000.00**
Retained Earnings	2,498.90
Net Income	-2,817.10
Total Equity	**$9,681.80**
TOTAL LIABILITIES AND EQUITY	**$9,681.80**

Horror Hub, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	9,834.87
Twitch Stream Revenue	2,588.22
Total Income	**$12,423.09**
Cost of Goods Sold	
Cost of Goods Sold	7,711.98
Total Cost of Goods Sold	**$7,711.98**
GROSS PROFIT	**$4,711.11**
Expenses	
Advertising & Marketing	13,926.23
Bank Charges & Fees	35.31
Insurance	1,250.00
Miscellaneous Expenses	920.00
Office Supplies & Software	9,014.29
PayPal Fees	495.85
Postage & Shipping	3,254.15
Professional Fees Expense	9,821.17
Travel	2,272.20
Twitch Feed Expense	2,609.38
Total Expenses	**$43,598.58**
NET OPERATING INCOME	**$ -38,887.47**
Other Income	
Credit Card Cash Rewards	494.02
Total Other Income	**$494.02**
Other Expenses	
Amortization Expense	1,117.96
Total Other Expenses	**$1,117.96**
NET OTHER INCOME	**$ -623.94**
NET INCOME	**$ -39,511.41**

Horror Hub, LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales of Product Income	23.95
Total Income	**$23.95**
GROSS PROFIT	**$23.95**
Expenses	
Advertising & Marketing	799.60
Legal & Professional Services	286.20
Office Supplies & Software	30.00
PayPal Fees	5.25
Professional Fees Expense	1,720.00
Total Expenses	**$2,841.05**
NET OPERATING INCOME	**$ -2,817.10**
NET INCOME	**$ -2,817.10**

Horror Hub, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-39,511.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Amortization	1,117.96
StartUp Costs	-15,636.74
American Express	7,276.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,242.72**
Net cash provided by operating activities	**$ -46,754.13**
INVESTING ACTIVITIES	
Organizational Costs	-5,473.50
Net cash provided by investing activities	**$ -5,473.50**
FINANCING ACTIVITIES	
Owner's Investment	63,144.10
Retained Earnings	318.20
Net cash provided by financing activities	**$63,462.30**
NET CASH INCREASE FOR PERIOD	**$11,234.67**
Cash at beginning of period	7,182.90
CASH AT END OF PERIOD	**$18,417.57**

Horror Hub, LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,817.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
StartUp Costs	-2,498.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,498.90**
Net cash provided by operating activities	**$ -5,316.00**
FINANCING ACTIVITIES	
Owner's Investment	10,000.00
Retained Earnings	2,498.90
Net cash provided by financing activities	**$12,498.90**
NET CASH INCREASE FOR PERIOD	**$7,182.90**
CASH AT END OF PERIOD	**$7,182.90**

Statement of Members Equity 2021

Year Ending December 31st 2021

	2021
Members equity Beginning of the year	0
Net Income Loss	$40,973
Members Equity End of Year Nathan Bryner (45% owner)	$18,437.85
Members Equity End of Year Josh Balz (35% owner)	$14,340.55
Members Equity End of Year Chad Dahlstrom (20% owner)	$8,194.60

Horror Hub Marketplace LLC

Statement of Members Equity 2020

Year Ending December 31st 2020

	2020
Members equity Beginning of the year	0
Net Income Loss	$2,817.10
Members Equity End of Year Nathan Bryner (100% owner)	$2,817.10

Horror Hub LLC

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2021

1. ORGANIZATION AND PURPOSE

Horror Hub LLC, is a partnership organized under the laws of the State of Pennsylvania. The Company operates an online double sided marketplace platform and derives revenue from sales fees between buyers and sellers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

For the fiscal years ended December 31, 2020 and 2021, the Company's cash positions include its operating bank account and Paypal where the company receives payments from vendors.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.